UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

|_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
|X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: June 30, 2007

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

Part I - Registrant Information

Full Name of Registrant: VoIP, Inc.
Former Name if Applicable:
Address of Principal Executive Office: 151 South Wymore Road, Suite 3000, City, State and Zip Code: Altamonte Springs, Florida 32714

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

On August 13, 2007 our shareholders approved a 1-for-20 reverse split of our common stock. Our staff are restating the appropriate share and per-share data contained in our second quarter 2007 Form 10-Q.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

      Robert Staats, Chief Accounting Officer - (407) 389-3232.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

      As a result of the sale on June 27, 2007 of substantially all of the tangible operating assets utilized by our Dallas, Texas subsidiary, we expect to report a significant loss from discontinued operations in the quarter ended June 30, 2007, primarily reflecting a $6.4 million write-off of related goodwill and other intangible assets. Interest and financing related expenses during the second quarter of 2007 are also expected to be higher than the corresponding 2006 period, due to increased debt discount amortization related to higher convertible note balances in 2007, coupled with penalties associated with our financing agreements. As a result, we expect to report a larger net loss for the second quarter of 2007 than the corresponding 2006 period.

Date: August 14, 2007



                                    VoIP, Inc.

                                    By:  /s/ Robert Staats
                                         ---------------------------------------
                                         Robert Staats, Chief Accounting Officer